Exhibit 99.1

PRESS RELEASE

ASLAN PHARMACEUTICALS AND THERMO FISHER SCIENTIFIC ANNOUNCE PARTNERSHIP TO MANUFACTURE HIGH CONCENTRATION FORMULATION OF EBLASAKIMAB FOR FUTURE STUDIES

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Thermo Fisher Scientific to provide biologic manufacturing expertise and scale-up capacity to manage the clinical supply of eblasakimab for future Phase 3 studies
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A high concentration formulation of eblasakimab (200mg/ml) will be manufactured which could enable doses of up to 400mg eblasakimab to be delivered via a single subcutaneous injection

San Mateo, California, and Singapore, January 3, 2023 – ASLAN Pharmaceuticals (Nasdaq: ASLN), a clinical-stage, immunology-focused biopharmaceutical company developing innovative treatments to transform the lives of patients, and Thermo Fisher Scientific Inc (NYSE: TMO), the world leader in serving science, today announced a partnership to manufacture a high concentration formulation of eblasakimab for Phase 3 clinical trials. Eblasakimab is a potential first-in-class monoclonal antibody targeting the IL-13 receptor that has the potential to deliver a differentiated efficacy and safety profile for the treatment of moderate-to-severe atopic dermatitis (AD).

ASLAN has developed a high concentration formulation of eblasakimab, allowing up to 400mg eblasakimab to be administered in a single subcutaneous injection and suitable for use with different devices. Thermo Fisher plans to commence manufacturing the new formulation in its commercial-scale Good Manufacturing Practices (GMP) certified manufacturing facilities in January 2023.

“Establishing this partnership with Thermo Fisher, a global leader in biologics manufacturing, is an important strategic milestone as we continue to advance the development of eblasakimab towards global Phase 3 clinical trials. Thermo Fisher has made deep investments in biologics development and offers 20 years of process development experience in over 240 biologics development programs, as well as a global infrastructure to scale up biologics manufacturing and deliver production continuity,” said Kiran Asarpota, Chief Operating Officer, ASLAN Pharmaceuticals. “We are confident we have identified the best partner to deliver high-quality drug substance with our new formulation, a critical activity we have been planning for to be Phase 3 ready soon after the readout from the TREK-AD study, with no impact on our previously reported cash runway.”

“This partnership with ASLAN is an example of how our world-class development and manufacturing expertise can be used to deliver innovative formulations at scale,” said Leon Wyszkowski, Thermo Fisher’s President of Pharma Services Commercial Operations. “Our technology, including the 5,000-L Single-Use Bioreactor (SUB), will be used to manufacture the new high concentration formulation of eblasakimab and will enable larger-scale, single-use capabilities for late-stage trials and commercialization of this potential treatment for AD patients.”

ASLAN is conducting the TREK-AD trial, a global randomized, double-blind, placebo-controlled, dose-ranging, Phase 2b clinical trial, to evaluate the efficacy and safety of eblasakimab in adult patients with moderate-to-severe AD. Topline data from this trial is expected in the second quarter of 2023. The company is also conducting the TREK-DX study to evaluate eblasakimab in adult patients with moderate-to-severe AD who have previously been treated with dupilumab. Topline data from the TREK-DX study is expected in the first quarter of 2024.

About ASLAN Pharmaceuticals

ASLAN Pharmaceuticals (Nasdaq: ASLN) is a clinical-stage, immunology-focused biopharmaceutical company developing innovative treatments to transform the lives of patients. ASLAN is currently evaluating eblasakimab, a potential first-in-class antibody targeting the IL-13 receptor, in the global Phase 2b TREK-AD trial in moderate-to-severe atopic dermatitis (AD) patients and the Phase 2 TREK-DX trial in dupilumab-experienced AD patients. ASLAN is also developing farudodstat, a potent oral inhibitor of the enzyme DHODH, in autoimmune disease and plans to initiate a Phase 2 trial in the first half of 2023. ASLAN has a team in California and in Singapore. For additional information please visit www.aslanpharma.com or follow ASLAN on LinkedIn.

About Thermo Fisher Scientific

Thermo Fisher Scientific Inc. is the world leader in serving science, with annual revenue of approximately $40 billion. Our Mission is to enable our customers to make the world healthier, cleaner and safer. Whether our customers are accelerating life sciences research, solving complex analytical challenges, increasing productivity in their laboratories, improving patient health through diagnostics or the development and manufacture of life-changing therapies, we are here to support them. Our global team delivers an unrivaled combination of innovative technologies, purchasing convenience and pharmaceutical services through our industry-leading brands, including Thermo Scientific, Applied Biosystems, Invitrogen, Fisher Scientific, Unity Lab Services, Patheon and PPD. For more information, please visit www.thermofisher.com.

Forward-looking statements

This release contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of ASLAN Pharmaceuticals Limited and/or its affiliates (the "Company"). These forward-looking statements may include, but are not limited to, statements regarding the Company’s business strategy and clinical development plans; the Company’s plans to develop and commercialize eblasakimab and farudodstat; the safety and efficacy of eblasakimab and farudodstat; the Company’s plans and expected timing with respect to clinical trials, clinical trial enrollment and clinical trial results for eblasakimab and farudodstat; and the potential of eblasakimab as a first-in-class treatment for atopic dermatitis and of farudodstat as a treatment for autoimmune disease. The Company’s estimates, projections and other forward-looking statements are based on management's current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations, or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of many risks and uncertainties, which include, unexpected safety or efficacy data observed during preclinical or clinical studies; clinical site activation rates or clinical trial enrollment rates that are lower than expected; the impact of the COVID-19 pandemic or the ongoing conflict between Ukraine and Russia on the Company’s business and the global economy; general market conditions; changes in the competitive landscape; and the Company’s ability to obtain sufficient financing to fund its strategic and clinical development plans. Other factors that may cause actual results to differ from those expressed or implied in such forward-looking statements are described in the Company’s US Securities and Exchange Commission filings and reports (Commission File No. 001- 38475), including the Company’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission on March 25, 2022. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections, and other forward-looking statements. Estimates, projections, and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection, or forward-looking statement.

Ends

Media and IR contacts

Emma Thompson Spurwing Communications Tel: +65 6206 7350 Email: ASLAN@spurwingcomms.com	Ashley R. Robinson LifeSci Advisors, LLC Tel: +1 (617) 430-7577 Email: arr@lifesciadvisors.com